Neovasc Inc.
Statement of
Executive Compensation
Form 51-102F6

For the Years ended
December 31, 2008, 2007 and 2006

Year End
2008

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FORM 51-102F6: STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Committee

The Compensation Committee of Neovasc Inc. (“Neovasc’) is composed of Dr. Jane Hsiao (Chair), Doug Janzen and Dr. William O’Neill, all of whom are independent directors. The Compensation Committee provides, on behalf of the Board, detailed review, oversight and approval of the Company’s policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-caliber senior management resources. The committee:

  reviews the performance of the Chief Executive Officer (“CEO”) and succession planning for the CEO;
  reviews compensation to ensure the relationship between senior management performance and compensation is appropriate and set with reference to competitive benchmarks and broader market data;
  reviews human resource matters with emphasis on overall strategy and programs relating to the recruitment, development and retention of personnel;
  reviews overall compensation programs;
  monitors succession planning for senior management; and
  Approves investment policies and oversees the administration of the pension plan to ensure fiduciary obligations are met in accordance with established rules, policies and guidelines.

Compensation Discussion and Analysis

Compensation is set to attract and retain the best available talent while efficiently utilizing available resources. The Company compensates executive management with a package typically including a base salary, an incentive compensation plan and equity compensation designed to be competitive with comparable employers in Vancouver and to align management’s compensation with the long-term interests of shareholders. In considering executive management’s compensation, the Board also takes into consideration the financial condition of the Company.

The base salary and total compensation for the Company’s Named Executive Officers (CEO and Chief Financial Officer (“CFO”)) was determined by the Compensation Committee. The Compensation Committee set the compensation of the CEO and CFO using generally available market data and their combined industry experience. The Compensation Committee delegated to the CEO and CFO the responsibility to set the compensation packages for all other senior management and staff.

Prior to June 30, 2008 the Company maintained an incentive compensation plan – a bonus plan, which was approved by the Board and administered by the Compensation Committee. The Company’s Named Executive Officers had 50% of their potential bonus based on revenue objectives and 50% based on individual objectives that the Compensation Committee considered important to the overall success of the Company. This bonus plan was cancelled at the end of June 2008 and the Named Executive Officers waived their incentive compensation plan for the six months to December 31, 2008. The Company is implementing a new non-cash stock-based bonus scheme for the year ended December 31, 2009 which will include the all Named Executive Officers. The exact performance goals for this scheme have not yet been established. All other cash bonus plans for other staff have been terminated effective January 1, 2009.

The Board of Directors has the authority to award equity incentive compensation, including stock options, to the Company’s Named Executive Officers in such amounts and on such terms as the Board of Directors determines in its sole discretion. Neovasc has a 10% rolling stock option plan in which the Board of Directors can grant up to 10% of the issued and outstanding share capital as stock options. The Compensation Committee reviews each executive’s contribution to the Company’s strategic goals periodically and makes recommendation to the Board of Directors. The Board of Directors will take factors such as, changes in control provisions, performance criteria and previous grants into accounts in granting these executives’ options. The CEO and CFO were

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consulted; making recommendations to grant options, but the actual compensation amount was recommended by the compensation committee and approved by the Board of Directors.

SUMMARY COMPENSATION TABLE

Compensation of Named Executive Officers

Set out below are particulars of compensation paid to the following persons (“Named Executive Officers”):

(a)	the CEO of Neovasc or any person that acted in a similar capacity during the most recently completed fiscal year;

(b)	the CFO of Neovasc or any person that acted in a similar capacity during the most recently completed fiscal year;

(c)

each of Neovasc’s three most highly compensated executive officers, other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total compensation was more than $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of Neovasc at the end of the most recently completed financial year.

During the most recently completed financial year of Neovasc, Neovasc had three Named Executive Officers, being Paul Geyer, Chairman of the Board and Former CEO, Alexei Marko, CEO, and Chris Clark, CFO.

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Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Share- based Awards ($)	Option- based Awards ($)(5)	Non-equity Incentive Plan Compensation ($)		All other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans(1)	Long-term Incentive Plan
Paul Geyer Chairman and Former CEO(2)	2008 2007 2006	$Nil $28,000 $28,000	N/A N/A N/A	$23,105 - -	N/A N/A N/A	N/A N/A N/A	$130,051(3) $155,250 $194,391	153,156 183,250 222,391
Alexei Marko CEO(4)	2008 2007 2006	$225,000 $170,000 $115,000	N/A N/A N/A	$39,882 $15,545 $392	$25,000 $38,000 $Nil	N/A N/A N/A	NIL NIL NIL	289,882 223,545 115,392
Chris Clark CFO	2008 2007 2006	$175,000 $92,500 N/A	N/A N/A N/A	$16,032 $11,708 N/A	$17,625 $17,375 N/A	N/A N/A N/A	NIL NIL N/A	$208,657 $121,583 N/A

(1)

The annual incentive plan award paid to Mr. Marko and Mr. Clark was a board approved plan administered by the Compensation Committee. Both Mr. Marko and Mr. Clark had 50% of their potential bonus based on revenue objectives and 50% based on individual objectives that the Compensation Committee considered important to the overall success of the Company. The bonus includes both amounts paid in the year and amounts accrued for a previous year and paid in the following year. In 2008, Mr. Marko and Mr. Clark were the only Named Executive Officers who received bonuses and each of them waived their bonuses for the second half of 2008. The Company is implementing a new non-cash stock-based bonus scheme in 2009.

(2)	Mr. Geyer resigned as CEO as July 1, 2008, but remained Chairman of the Board.

(3)	Including consulting fees $99,838 to Geyer Engineering Ltd., a private company controlled by Paul Geyer, and director’s fees $30,213 to Paul Geyer as the Chairman of the Board.

(4)	Mr. Marko was appointed as Chief Executive Officer on July 1, 2008.

(5)

On July 1, 2008 the Company repurchased certain warrants and amended certain options in a scheme designed to reduce the outstanding dilutive securities of the Company prior to the merger by acquisition of Neovasc Medical Ltd and B-Balloon Ltd. Neither the warrant repurchase nor the option amendment resulted in incremental fair value being created for the warrant and option holders. The fair value of the shares issued to purchase warrants was equal to the fair value of the warrants valued using the Black Scholes valuation model and the fair value of the lesser number of lower priced options was equal to the fair value of the options they replaced.

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INCENTIVE PLAN AWARDS

The following options were held by the Named Executive Officers at December 31, 2008.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)(1)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money Options ($)	Numbers of shares or units of shares that has not vested (#)(1)	Market or payout value of share-based awards that have not vested ($)
Paul Geyer Chairman and Former CEO(2)	20,000 15,000	$0.20 $1.15	July 1, 2013 October 31, 2013	N/A N/A	N/A N/A	N/A N/A
Alexei Marko CEO	9,750 290,250	$0.20 $1.15	July 1, 2013 October 31, 2013	N/A N/A	N/A N/A	N/A N/A
Chris Clark CFO	6,250 118,750	$0.20 $1.15	July 1, 2013 October 31, 2013	N/A N/A	N/A N/A	N/A N/A

(1)

Subsequent to the Neovasc Warrant and Option Offer, Mr. Geyer was granted the equivalent of 20,000 $0.20 options, Mr. Marko was granted the equivalent of 9,750 $0.20 options, and Mr. Clark would was the equivalent of 6,250 $0.20 options Theses numbers are presented on a post share consolidation basis.

(2)	Resigned as CEO on July 1, 2008.

The following table summarizes the value vested or earned for incentive plan awards.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
Paul Geyer Chairman and Former CEO(1)	$42,000	N/A	N/A
Alexei Marko CEO	$20,475	N/A	N/A
Chris Clark CFO	$13,125	N/A	N/A

(1) Resigned as CEO on July 1, 2008.

PENSION PLAN BENEFITS

Neovasc does not provide a pension plan for Named Executive Officers, but matches 50% of the contributions paid by Named Executive Officers into their Registered Retirement Savings Plans (“RRSP”). The Executive Officers contribute 5% of their salaries to their respective RRSPs and receive a benefit of a 2.5% contribution paid by the Company. An identical scheme is available to all members of staff once they have passed their probationary period.

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TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination of Employment, Change in Responsibilities and Employment Contracts

Neovasc has not entered into any contracts, agreements, plans or arrangements that provide to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a Named Executive Officer’s responsibilities.

The following is a summary of the employment agreements Neovasc has entered into with its Named Executive Officers:

1.

Neovasc has a management contract with Geyer Engineering Ltd. (“GEL”), a company controlled by Paul Geyer, pursuant to which GEL provides Paul Geyer’s services to Neovasc on an 80% time basis. GEL receives $200,000 per year under this contract. GEL is also entitled to reimbursement of certain out-of-pocket expenses under the management contract. On July 1, 2008, Paul Geyer resigned as CEO, and the payment for his services as CEO was ceased accordingly.

2.

Neovasc’s subsidiary Angiometrx Inc. had an employment contract with Alexei Marko, President of Angiometrx Inc. which terminated in 2006. Mr. Marko continued to receive compensation at the rate specified in subsequent written offers by Neovasc. In October 2007, Mr. Marko was promoted to the position of President and COO with a gross salary of $200,000 per annum plus a bonus of up to 30% of gross salary based on meeting certain operational objectives. On July 1, 2008, Mr. Marko was promoted to the position of CEO with a gross salary of $250,000 per annum plus a new non-cash stock- based bonus scheme of up to 30% of gross salary based on meeting certain operational objectives.

3.

Mr. Clark was hired on April 2, 2007 as Director of Finance under an offer of employment letter and continued to receive compensation at the rate offered by Neovasc. In October 2007, Mr. Clark was promoted to the position of CFO with a gross salary of $150,000 per annum plus a bonus of up to 30% of gross salary based on meeting certain operational objectives. On July 1, 2008, Mr. Clark’s gross salary was raised to $200,000 per annum plus a new non-cash stock-based bonus scheme of up to 30% of gross salary based on meeting certain operational objectives.

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DIRECTORS COMPENSATION

In the first half of 2008, effective January 1, 2008, the Directors of Neovasc (excluding any Executive Officers) were paid an annual retainer of $15,000 each (payable in cash or options at the election of the director), a meeting fee of $1,000 per full Board meeting attended in person, a meeting fee of $500 per committee meeting attended, and a meeting fee of $250 for weekly update calls. In addition the Chairman of the Board and the Chairman of the Audit Committee were paid an extra annual retainer of $5,000.

In the second half of 2008, effective July 1, 2008, the Directors of Neovasc (excluding any Executive Officers) were paid an annual retainer of US$10,000, without any meeting fees. In addition the Chairman of the Board and the Chairman of the Audit Committee were paid an extra annual retainer of US$5,000.

During the most recently completed financial year, the compensation of directors who are not Named Executive Officers is summarized as follows:

Name	Fees earned	Share- based awards ($)	Option- based Awards ($)	Non-equity incentive plan compensation	Pension Value ($)	All other compensation ($)	Total ($)
Barry Allen(1)	$11,250	N/A	$Nil	N/A	N/A	N/A	$11,250
Daniel Nixon(1)	$15,000	N/A	$13,636	N/A	N/A	N/A	$28,636
Eugene Starr(1)	$11,088	N/A	$9,430	N/A	N/A	N/A	$20,518
James Miller(1)	$8,750	N/A	$6,753	N/A	N/A	N/A	$15,503
Lindsay Machan(1)	$10,250	N/A	$7,525	N/A	N/A	N/A	$17,775
Michael Varabioff(1)	$9,750	N/A	$Nil	N/A	N/A	N/A	$9,750
Douglas Janzen(2)	$19,891	N/A	$10,264	N/A	N/A	N/A	$30,155
Boaz Lifschitz(3)	$6,094	N/A	$1,200	N/A	N/A	N/A	$7,294
Efrem Kamen(4)	$993	N/A	$Nil	N/A	N/A	N/A	$993
Jane Hsiao(3)	$9,141	N/A	$1,800	N/A	N/A	N/A	$10,941
Steven Rubin(3)	$9,264	N/A	$1,800	N/A	N/A	N/A	$11,064
William O’Neill(3)	$6,094	N/A	$1,200	N/A	N/A	N/A	$7,294

(1)	Resigned as a director of the Company on July 1, 2008.

(2)	Douglas Janzen served as a director of the Company through all of 2008.

(3)	Appointed as a director of the Company on July 1, 2008.

(4)	Appointed as a director of the Company on December 9, 2008.

In 2008, $194,662 was paid to Axium Law Corporation, a law firm of which Michael Varabioff Law Corporation (wholly-owned by Michael Varabioff) is a partner, for legal services to Neovasc.

In 2008, US$128,000 (CDN$133,312) was paid to ETS Consulting, a consulting firm of which Eugene Starr is a director, for marketing and sales consulting services to Neovasc.

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Option-based Awards

The following options were held by the Named Executive Officers at December 31, 2008.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option Exercise Price ($)	Option Expiration Date	Value of unexercised in-the-money Options ($)	Numbers of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Daniel Nixon	6’343(1)	$0.20	July 1, 2013	N/A	N/A	N/A
Eugene Starr	4,375(1)	$0.20	July 1, 2013	N/A	N/A	N/A
James Miller	3,144(1)	$0.20	July 1, 2013	N/A	N/A	N/A
Lindsay Machan	3,488(1)	$0.20	July 1, 2013	N/A	N/A	N/A
Douglas Janzen	3,938(1) 15,000	$0.20 $1.15	July 1, 2013 October 31, 2013	N/A N/A	N/A N/A	N/A N/A
Boaz Lifschitz	10,000	$1.15	October 31, 2013	N/A	N/A	N/A
Efrem Kamen	Nil	N/A	N/A	N/A	N/A	N/A
Jane Hsiao	15,000	$1.15	October 31, 2013	N/A	N/A	N/A
Steven Rubin	15,000	$1.15	October 31, 2013	N/A	N/A	N/A
William O’Neill	10,000	$1.15	October 31, 2013	N/A	N/A	N/A

(1) These numbers are presented on a post-consolidation basis and after giving effect to the Neovasc Warrant and Option offer.

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The following table summarizes the value vested or earned for incentive plan awards.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
Daniel Nixon	$13,320	N/A	N/A
Eugene Starr	$9,188	N/A	N/A
James Miller	$6,602	N/A	N/A
Lindsay Machan	$7,325	N/A	N/A
Douglas Janzen	$8,270	N/A	N/A
Boaz Lifschitz	$Nil	N/A	N/A
Efrem Kamen	$Nil	N/A	N/A
Jane Hsiao	$Nil	N/A	N/A
Steven Rubin	$Nil	N/A	N/A
William O’Neill	$Nil	N/A	N/A

No directors of Neovasc exercised options during the fiscal year ended December 31, 2008.

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